Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following Reply to Comments and Opposition to Petitions to Deny was made available on Comcast’s website:

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, DC 20554

In the Matter of Applications of Charter Communications, Inc. and Comcast Corp. and Midwest Cable LLC For Consent to Transfer Control of Licenses and Authorizations	) ) ) ) ) ) ) ) ) ) )	MB Docket No. 14-57

REPLY TO COMMENTS AND OPPOSITON TO PETITIONS TO DENY

CHARTER COMMUNICATIONS, INC. 1099 New York Avenue, NW Suite 650 Washington, DC 20001	MIDWEST CABLE LLC 1701 John F Kennedy Blvd Philadelphia, PA 19103

TABLE OF CONTENTS

INTRODUCTION AND EXECUTIVE SUMMARY			1

I.	CLAIMS THAT THE DIVESTITURE TRANSACTIONS WILL “CARVE UP” REGIONAL MARKETS REFLECT A FUNDAMENTAL MISUNDERSTANDING OF THE RELEVANT MARKETS		5

II.	PETITIONERS OFFER NO SUPPORT FOR THEIR CLAIM THAT CHARTER’S INCREASED SIZE POST-TRANSACTION WILL IMPACT FEES THAT OTHER MVPDS WILL HAVE TO PAY FOR PROGRAMMING.		11

III.	PETITIONERS’ CONCERNS ABOUT GREATLAND’S INDEPENDENCE FROM CHARTER AND COMCAST REFLECT A FUNDAMENTAL MISUNDERSTANDING OF THE SPINCO TRANSACTION.		15

IV.	CHARTER SUPPORTS LOCALISM AND PUBLIC, EDUCATIONAL, AND GOVERNMENT ACCESS CHANNELS, NEITHER OF WHICH WILL SUFFER ANY HARM AS A RESULT OF THE DIVESTITURE TRANSACTIONS.		16

V.	LFA CONCERNS WITH THE INFORMATION RECEIVED REGARDING CHARTER AND GREATLAND ARE UNJUSTIFIED AND IRRELEVANT TO THE COMMISSION’S PUBLIC INTEREST ANALYSIS.		18

	A.	Concerns Raised By LFAs Are Being Fully Addressed In Separate Proceedings Before Those LFAs—The Commission Therefore Need Not Consider Them Here.	18

	B.	Concerns Regarding Post-Transaction Operations Of Legacy Systems Are Misplaced.	20

VI.	RESIDENTS IN UNDERSERVED COMMUNITIES WILL BENEFIT FROM THE TRANSACTIONS.		21

VII.	CHARTER AND GREATLAND SUPPORT AN OPEN INTERNET AND THERE IS NO JUSTIFICATION FOR IMPOSING NET-NEUTRALITY CONDITIONS		22

VIII.	ZOOM’S ALLEGATIONS REGARDING CHARTER’S MODEM POLICIES ARE MERITLESS AND UNRELATED TO THE DIVESTITURE TRANSACTIONS		23

CONCLUSION			28

CERTIFICATE OF SERVICE			29

Before the

FEDERAL COMMUNICATIONS COMMISSION

Washington, DC 20554

In the Matter of Applications of Charter Communications, Inc. and Comcast Corp. and Midwest Cable LLC For Consent to Transfer Control of Licenses and Authorizations	) ) ) ) ) ) ) ) ) )	MB Docket No. 14-57

REPLY TO COMMENTS AND OPPOSITON TO PETITIONS TO DENY
INTRODUCTION AND EXECUTIVE SUMMARY

As Applicants demonstrated in their Public Interest Statements, the Asset Sale, Exchange, and SpinCo transactions (collectively, the “Divestiture Transactions” or “Transactions”) will deliver significant public interest benefits to consumers.1  The Divestiture Transactions give Charter Communications, Inc. (“Charter”) improved scale and a more rationalized geographic footprint, enabling it to better compete with regional telecommunications company (“telco”) video providers, national direct-broadcast satellite (“DBS”) providers, and other service providers. The Transactions also facilitate increased investment in innovative products and technology—all to the benefit of consumers in Charter’s new and existing service areas. Post-transaction, Charter anticipates investing substantially in the infrastructure of systems currently owned by Time Warner Cable (“TWC”), including a projected upgrade of TWC systems to all-

1 See Copies of Exhibits, filed by Charter Communications, Inc., MB Docket No. 14-57 (filed June 5, 2014) (“Charter Public Interest Statement”); Copies of Exhibits, filed by Comcast Corp. & Charter Communications, Inc., MB Docket No. 14-57 (filed June 5, 2014) (“SpinCo Public Interest Statement”).

digital within two years of closing.2  As these systems transition to all-digital, residents in Charter’s new service areas will gain access to the existing panoply of Charter offerings, including some of the fastest broadband speeds3 and most extensive HD lineups in the industry.4  Former TWC subscribers will therefore benefit from the extension of these offerings, as will existing Charter subscribers from its enhanced ability to invest in innovative products and technology.

Additionally, the Divestiture Transactions create a new competitor, GreatLand Connections (“GreatLand”),5 which will provide further public interest benefits. GreatLand’s scale and contiguous footprint will promote investment in high-quality services and innovation, both of which will be further facilitated by GreatLand’s services agreement (the “SA”) with Charter, under which GreatLand can leverage Charter’s expertise and services and achieve benefits by combining the two companies’ scale and scope. GreatLand too will thus be well positioned to compete and to offer class-leading services to its customers.

Accordingly, the Divestiture Transactions not only exceed Comcast’s commitment to reduce its post-transaction video subscribers by approximately three million but also enhance the already dynamic competition in the markets for MVPD distribution, broadband Internet, and voice services.

The relatively few opponents to the Divestiture Transactions offer no credible responses to Applicants’ demonstration of public interest benefits. Instead, they claim that such benefits

2 See Charter Public Interest Statement, supra, at 12-13.

3 See id. at 13-14.

4 See id. at 12.

5 GreatLand Connections will be the official name of the new publicly traded company resulting from the SpinCo transaction.

are outweighed by alleged competitive harm. But as the Applicants explained in their initial filings, the Divestiture Transactions maintain the same number of MVPDs in the regions Charter and GreatLand will serve, and thus no anticompetitive horizontal harms will arise out of those transactions. Moreover, because the Divestiture Transactions involve the exchange of no national programming assets and only de minimis regional programming assets,6 they raise no concerns of vertical harm.

Petitioners’ attempts to identify public interest harms are based on fundamental misunderstandings of the Transactions and the markets at issue. For example, claims that the Transactions will harm competition between cable companies ignore that the Applicants’ networks do not overlap. Because “consumers make decisions based on the MVPD choices available to them at their residences,” it is well established that the relevant geographic market is local and thus the Transactions do no harm to horizontal competition.7 Similarly, assertions that Charter’s post-transaction growth will cause programming vendors to charge smaller MVPDs higher fees have no basis in fact and conflict with basic economics. And allegations that GreatLand will be improperly controlled by Comcast and/or Charter ignore the numerous

6 As explained in the SpinCo PIS, GreatLand will receive only two local programming channels: (1) the Comcast Television Network, which primarily serves systems in Michigan; and (2) Hoosier TV, which primarily serves systems in Indiana. See SpinCo Public Interest Statement, supra, at 5 n.2. As explained in the Sale And Exchange PIS, Charter will acquire the following RSNs as part of the Transactions: (1) TWC SportsChannel (Cincinnati/Dayton), TWC SportsChannel (Cleveland/Akron), TWC SportsChannel (Columbus/Toledo), and TWC SportsChannel (Milwaukee, Green Bay). See Charter Public Interest Statement, supra, at 19 n.50.

7 See In re Applications Filed for the Transfer of Control of Insight Commc’ns Co., Inc. to Time Warner Cable Inc., Memorandum Opinion and Order, 27 FCC Rcd 497, 506-07 ¶ 20 (WCB 2012) (“Insight-TWC Order”); id. at 507-08 ¶¶ 23-24; In re Applications for Consent to the Assignment and/or Transfer of Control of Licenses Adelphia Communications Corp. et al., Memorandum Opinion and Order, 21 FCC Rcd 8203, 8235-36 ¶ 64 (2006) (“Adelphia Order”).

controls in place to ensure GreatLand’s independence, and, in any event, GreatLand’s systems do not overlap with those of Comcast or Charter.8

Concerns about the Transactions’ effect on underserved communities and local franchising areas are also misplaced. Charter will offer a low-cost broadband service to low-income subscribers. In the systems GreatLand will acquire from Comcast, moreover, current subscribers to the “Internet Essentials” package will keep their service.

Claims of Local Franchising Authorities (“LFAs”) that they have received insufficient data to review and approve the Transactions, while unfounded, are being fully addressed in the proceedings before those LFAs, and Charter will continue to work in good faith to address the LFAs’ requests for information.

Other claims are nothing more than an effort to extract self-serving conditions unrelated to the transactions at issue. For example, efforts to secure conditions relating to PEG channels, ranging from a desire for more funding to more favorable rules regarding PEG availability, have nothing to do with the Divestiture Transactions. Similarly, net-neutrality conditions have no place here. Charter has been aggressively increasing its base broadband service and imposes no usage caps or usage-based pricing. The Divestiture Transactions involve no national programming and have no affect on Charter and GreatLand’s incentive or ability to block or discriminate in the delivery of Internet content. Finally, Zoom’s effort to secure conditions related to third-party modems—which does not address any harm caused by the Transactions—is factually and legally unfounded.

8 For example, Charter can appoint only a minority of GreatLand’s board of directors, is prohibited from increasing its stake in the company for the first two years following the closing and, absent approval from GreatLand’s non-Charter appointed directors or its non-Charter shareholders, from owning more than 49 percent of the company for the first four years.

Therefore, as discussed below, the Commission should reject the petitioners’ arguments and approve the Divestiture Transactions without the conditions petitioners seek.9

I.	CLAIMS THAT THE DIVESTITURE TRANSACTIONS WILL “CARVE UP” REGIONAL MARKETS REFLECT A FUNDAMENTAL MISUNDERSTANDING OF THE RELEVANT MARKETS.

The Divestiture Transactions do not in any way result in any horizontal or vertical concentration. To the contrary, as the Parties have explained, the Divestiture Transactions will deliver significant public interest benefits. Among other things, by filling in gaps in Charter’s footprint and creating a contiguous geographic cluster for GreatLand, the Transactions will enable the two companies to use mass media effectively in over 95 percent of their footprints, compared to Charter’s current ability to do so effectively across approximately 50 percent of its footprint.10  This geographic rationalization will also permit Charter and GreatLand to centralize and better deploy service personnel and equipment, resulting in cost efficiencies and reduced response times to locations for installations, service calls, disconnects, and plant maintenance.11  Additionally, the scale and scope brought about by the Transactions will reduce the cost of efforts to deploy fully functional two-way digital set-top boxes throughout the network and promote competition with other providers.12

While regulators have long recognized that the kind of geographic rationalization and improved scale and scope achieved by the Divestiture Transactions can yield significant public

9 Charter and GreatLand note that Comcast is addressing arguments leveled at core parts of the Transactions in its Opposition to Petitions to Deny and Response to Comments filed today. While Charter and GreatLand herein have focused on issues central to the assets that Charter and GreatLand are receiving as a result of the Transactions, Charter and GreatLand generally support Comcast’s Opposition to Petitions to Deny and Response to Comments.

10 Charter Public Interest Statement, supra, at 9.

11 Id. at 10; Id., Decl. of Richard Dykhouse ¶ 8.

12 Charter Public Interest Statement, supra, at 13.

interest benefits,13 a handful of petitioners argue that these effects are anticompetitive.  Consumer Federation of America (“CFA”), for example, claims that the Transactions are a “blatant geographic market division scheme in which cable operators who have long refused to compete head-to-head in local markets extend that practice into regional markets.”14 Similarly, ITTA claims the Divestiture Transactions will create “regional monopolies.” These kinds of claims are simply wrong—for several important reasons.

As an initial matter, petitioners’ concerns that the Divestiture Transactions will eliminate competition between the Applicants ignores the fact that the Applicants do not compete in the same geographic markets now. Petitioners’ efforts to suggest otherwise by identifying large regions in which several of the Applicants have facilities flies in the face of established precedent that the relevant geographic market for the distribution of MVPD,15 Internet access,16

13 In re Annual Assessment of the Status of Competition In the Market for the Delivery of Video Programming, Thirteenth Annual Report, 24 FCC Rcd 542, 628 ¶ 180 (2009); In re Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eighth Annual Report, 17 FCC Rcd 1244, 1252 ¶ 14 (2002) (“By clustering their systems, cable operators may be able to achieve efficiencies that facilitate the provision of cable and other services, such as telephony.”); In re Implementation of § 11(c) of the Cable Television Consumer Protection and Competition Act of 1992, Horizontal Ownership Limits, Third Report and Order, 14 FCC Rcd 19,098, 19,124 ¶ 63 (1999); In re Implementation of Sections 11 and 13 of the Cable Television Consumer Protection and Competition Act of 1992, Horizontal and Vertical Ownership Limits, Second Report and Order, 8 FCC Rcd 8565, 8573 ¶ 17 (1993), aff’d in part, rev’d in part, Time Warner Entm’t Co., L.P. v. FCC, 240 F.3d 1126 (D.C. Cir. 2001); see also Sports Programming and Cable Distribution: The Comcast/Time Warner/Adelphia Transaction Hearing Before the S. Comm. on the Judiciary, 109th Cong. 4 (2006) (prepared statement of Michael Salinger, Dir. Bureau of Economics, Federal Trade Commission) (explaining that geographic clustering positions cable companies “to compete with local telephone companies and other providers in the delivery of video and telephone service”), http://www.ftc.gov/sites/default/files/documents/public_ statements/prepared-statement-federal-trade-commission-sports-programming-and-cabledistribution/p052103sportsprogrammingandcabledistributiontestimonysenate12062006.pdf.

14 Petition To Deny of Consumer Federation of America et al. 33, MB Docket No. 14-57 (filed Aug. 25, 2014) (“CFA Petition”). ITTA insists similarly that the Parties are “carving up the marketplace,” and that, “[r]ather than creating a situation in which Charter will now compete directly against Comcast or legacy TWC systems, the parties are clustering subscribers to create regional monopolies.” Petition to Deny of ITTA 17, MB Docket No. 14-57 (filed Aug. 25, 2014) (“ITTA Petition”).

15 Adelphia Order, 21 FCC Rcd at 8235-36 ¶ 64; In re Applications for Consent to the Transfer of Control of Licenses from Comcast Corp. & AT&T Corp., Memorandum Opinion and Order, 17 FCC Rcd 23,246, 23,282 ¶ 90 (2002) (“AT&T Broadband-Comcast Order”); In re Echo Star Commc’ns Corp., Hearing Designation Order, 17 FCC Rcd 20,559, 20,610 ¶ 119 (2002).

and telephony17 is local—typically, a cable provider’s local franchise area. This precedent reflects a simple reality—if a provider’s facilities cannot serve a consumer’s home, the provider cannot serve that consumer. The extent to which Charter and GreatLand would both distribute services within the same DMA or other broad geographic region post-transaction therefore says nothing about competition between Charter and GreatLand.18

Attempts to focus instead on alleged harm to competition in the provision of regional sports or news programming—like CFA’s claim that the Divestiture Transactions “cleanse DMAs of any possible competition for regional sports and news”19—are equally flawed. Only a handful of RSNs confined to smaller systems and local channels will transfer to Charter or GreatLand as a result of the Divestiture Transactions,20 and neither company owns, manages, or controls any other interests in the relevant regional markets. Nor is there any evidence that, if

16 AT&T Broadband-Comcast Order, 17 FCC Rcd at 23,295-96 ¶ 128; see also Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations by Time Warner Inc. & Am. Online, Inc., Memorandum Opinion and Order, 16 FCC Rcd 6547, 6578 ¶ 74 (2001).

17 AT&T Broadband-Comcast Order, 17 FCC Rcd at 23,305-06 ¶ 153; see also Insight-TWC Order, 27 FCC Rcd at 504 ¶ 16.

18 Claims of any kind of “monopoly” are wrong. As ITTA members are well aware, Charter and GreatLand will face competition from ILECs, DBS, and other providers of voice, video, and Internet within their service territories. Moreover, as ITTA acknowledges with respect to its own members, ITTA Petition, supra, at 2, newer sources of competition—including Netflix, Hulu, Amazon, and Apple TV— are exerting competitive pressure on more traditional MVPD providers.

19 CFA Petition, supra, at 33.

20 As noted, GreatLand will receive only two local programming channels: (1) the Comcast Television Network; and (2) Hoosier TV. Charter will acquire the following RSNs: (1) TWC SportsChannel (Cincinnati/Dayton), TWC SportsChannel (Cleveland/Akron), TWC SportsChannel (Columbus/Toledo), and TWC SportsChannel (Milwaukee, Green Bay).

they so wished, either Charter or GreatLand would have the ability to acquire “must-have” regional programming in the foreseeable future.21

The Commission should also reject the unsupported claims that the Divestiture Transactions will foreclose potential geographically unrestrained competition among cable providers via virtual MVPD service.22 If virtual MVPD service would permit competition beyond the geographic limits of cable systems, the Applicants should have the same incentive post-transaction to pursue this strategy as they do now, as should any other non-cable MVPD competing for programming with the Parties.

Equally unsupported are claims that geographic rationalization will reduce the prospect of more traditional entry into new markets. For instance, Los Angeles County argues that neighboring cable competitors are “the most readily available competitive entrants,”23 and that the Commission has recognized that geographic rationalization reduces the likelihood of cable overbuilding.24 While the Commission has suggested that cable clustering theoretically reduces

21 Cf. In re Revision of the Commission’s Program Access Rules, etc., Report and Order, 27 FCC Rcd 12,605, 12,628 ¶ 34 (2012) (“We recognize the possibility that the expiration of the exclusive contract prohibition may result in cable operators acquiring additional programming, including ‘must have’ programming, and then entering into exclusive contracts for such programming . . . . The record, however, provides no basis on which to predict the likelihood of these developments or their impact on competition. Indeed, such developments seem contrary to current market trends . . . . Given this, extending the prohibition based simply on the chance of a reversal in industry trends would be [inconsistent with congressional intent].”).

22 See In re Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer Control of Licenses and Authorizations, Joint Petition to Deny of Future Music Coalition and Writers Guild of America West 66, MB Docket No. 14-57 (filed Aug. 25, 2014) (“WGAW Petition”).

23 In re Application of Comcast Corp., Time Warner Cable Inc., Charter Communications, Inc., and SpinCo to Assign and Transfer Control of FCC Licenses and Other Authorizations, Petition to Deny of Los Angeles County et al., 9, MB Docket No. 14-57 (filed Aug. 25, 2014) (“LA County Petition”).

24 Id. at 9-10.

the likelihood of overbuilder entry by adjacent cable providers,25 it also has observed that “[o]verbuilding from adjoining franchise areas . . . has rarely been a significant means of entry into MVPD markets.”26 This is not surprising. Even if adjacent cable providers find it less expensive than would others to overbuild wireline MVPD infrastructure in adjacent LFAs, overbuilding is still extremely capital intensive, and for adjacent providers to do so would divert resources away from other fixed-cost investments that bring better returns and better services to consumers. Los Angeles County’s assertion that overbuilders are “significantly less likely to enter into markets located within a cluster”27 is not supported by any meaningful empirical evidence; instead, it simply recycled a twelve-year-old study cited over and again by opponents of clustering,28 the relevance of which is limited by highly fact-specific circumstances,29 and the accuracy of which economists have criticized for years.30 Under well-settled Commission

25 See, e.g., In re Implementation of Section 19 of the Cable Television Consumer Protection and Competition Act of 1992 Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, First Report, 9 FCC Rcd 7442, 7518-19 ¶ 153 (1994); see also In re Annual Assessment of the Status of Competition in Markets for the Delivery of Video Programming, Fourth Annual Report, 13 FCC Rcd 1034, 1115 ¶ 141 (1998) .

26 Fourth Annual Video Programming Report, 13 FCC Rcd at 1115 ¶ 141.

27 LA County Petition, supra, at 10.

28 Id. at 10 & n.35 (citing Hal J. Singer, Does Clustering by Incumbent Cable MSOs Deter Entry by Overbuilders?, Social Science Research Network, May 2003, at 4, available at http://ssrn.com/abstract=403720 (last visited September 22, 2014)).

29 See Behrend v. Comcast Corp., 655 F.3d 182, 197-98 (3d Cir. 2011) (explaining that Singer’s analysis of clustering was sufficiently plausible at the class certification stage but that it would require demonstration at trial), rev’d on other grounds by 133 S. Ct. 1426 (2013).

30 See Adelphia-Time Warner-Comcast Reply, Ex. G, Decl. of Janusz A. Ordover & Richard Higgins ¶¶ 8-9, 12, MB Docket No. 05-192 (filed Aug. 5, 2005), available at http://apps.fcc.gov/ecfs/document/view ?id=6518143236; Behrand v. Comcast Corp., 245 F.R.D. 195, 198-202 (E.D. Pa. 2007) (documenting methodological criticisms of Singer’s analysis of clustering).

precedent, the theoretical potential of harm claimed to future overbuilding should not stand in the way of the very real consumer benefits that the Divestiture Transactions provide.31

Finally, this proceeding is hardly the place to re-write local franchising agreements. Nonetheless, claiming “increased concentration” post-transaction, certain petitioners ask the Commission to ban enforcement of purported “level playing field” provisions in franchising agreements.32 As discussed above, however, the Divestiture Transactions cause no increased concentration in any geographic market. Petitioners’ concerns thus have no connection whatsoever to these Transactions, and such arguments are properly addressed in a separate request for rulemaking.33

31 See, e.g., In re Applications for Consent to the Transfer of Control of Licenses from Comcast Corporation and AT&T Corp., to AT&T Comcast Corporation, Memorandum Opinion and Order, 17 FCC Rcd 23,246, 23,283 ¶ 94 (2002) (“CFA offers no evidence to suggest that AT&T and Comcast would overbuild each other’s cable systems such that the proposed merger would diminish competition in these local franchise areas. Applicants deny having any intentions to overbuild, and confirm that they have not overbuilt in each other’s franchise areas, with the exception of the few non-consolidated affiliate systems. Accordingly, we cannot conclude from the record that AT&T and Comcast had intentions of overbuilding each other’s local markets, or that they were likely to do so.”); In re Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from MediaOne Group, Inc. to AT&T Corp., Memorandum Opinion and Order, 15 FCC Rcd 9816, 9858-59 ¶ 95 (2000) (“Since the initial acquisition of . . . overbuilt systems, the system owners have not constructed anymore overbuilds, and there is no evidence to suggest that AT&T and MediaOne would overbuild one another absent the merger. AT&T and MediaOne hold overlapping franchise authority in 13 other areas, but have no overbuilds in these areas. There is no evidence that they would overbuild each other in these areas absent the merger. We find that the proposed merger is unlikely to diminish MVPD competition between the Applicants to a degree that would warrant the denial of the Application or the imposition of conditions.” (footnotes omitted)), suspended by 16 FCC Rcd 5835 (2001).

32 LA County Petition, supra, at 33; In re Applications of Comcast Corp., Time Warner Cable Inc., Charter Communications, Inc., and Midwest Cable To Assign and Transfer Control of FCC Licenses and Other Authorizations, Comments of Minnesota Ass’n of Community Telecommunications Administrators [unnumbered page 4], MB Docket No. 14-57 (filed Aug. 22, 2014) (“MACTA Comments”).

33 Indeed, the Commission has previously addressed concerns regarding anticompetitive “level-playing-field” requirements in franchising agreements. See In re Implementation of Section 621(a)(1) of the Cable Communications Policy Act of 1984 as Amended By the Cable Television Consumer Protection and Competition Act of 1992, Report and Order and Further Notice of Proposed Rulemaking, 22 FCC Rcd. 5101, 5162-64 ¶ 138 (2007). To the extent petitioners object to provisions in franchise agreements that permit incumbent providers to cancel those franchise obligations not subsequently required of new entrants, their objections entirely lack merit. The provisions ensure a pro-competitive and pro-consumer market environment by preventing new entrants from competing based on more favorable regulatory treatment, rather than on quality, customer service, and commitment to the communities they serve. These provisions in no way tie the hands of LFAs in negotiating with new entrants—they simply provide a mechanism to ensure regulatory parity. For these reasons, the Commission has expressly declined to prohibit their usage. See In re Implementation of Section 621(a)(1) of the Cable Communications Policy Act of 1984 as amended by the Cable Television Consumer Protection and Competition Act of 1992, Second Report and Order, 22 FCC Rcd 19,633, 19,642-43 ¶ 20 (2007).

II.	PETITIONERS OFFER NO SUPPORT FOR THEIR CLAIM THAT CHARTER’S INCREASED SIZE POST-TRANSACTION WILL IMPACT FEES THAT OTHER MVPDS WILL HAVE TO PAY FOR PROGRAMMING.

Attempts to manufacture conditions based on Charter’s modest increase in size post-Transactions are similarly baseless. According to certain petitioners, Charter’s post-transaction growth will lead to public interest harms because it will cause programming vendors to charge small and mid-sized MVPDs higher fees for programming than they would in the absence of the transaction.34 They argue that Charter’s post-transaction growth will give Charter an “advantage in programming costs compared to its competitors.”35 Further, according to petitioners, those savings “will have to be made up elsewhere,” and that“[c]ompeting MVPD will be forced to bear [that] cost.”36

These arguments are meritless. As an initial matter, while greater scale post-transaction should reduce certain input costs, Charter does not anticipate realizing significant programming savings from the Divestiture Transactions.37 Charter’s bargaining power relative to vendors will remain the same post-transaction, because it will face no reduction in competition (and therefore will confront the same risk of losing subscribers to competitors if it does not carry programming)

34 See, e.g., American Cable Association Comments 24-26, MB Docket No. 14-57 (filed Aug. 25, 2014) (“ACA Comments”); ITTA Petition, supra, at 11-12; Petition to Deny of Frontier Communications 5-8, MB Docket No. 14-57 (filed Aug. 25, 2014) (“Frontier Petition”).

35 Frontier Petition, supra, at 7-8.

36 ITTA Petition, supra, at 12.

37 Petitioners do not claim that GreatLand would secure lower programming fees for the systems it will acquire than would Comcast if it retained ownership of these systems.

and vendors will still have the same distribution options in all relevant markets.38  Industry-wide experience confirms vendors’ significant bargaining power, which increases annually with growth in competition from DBS, telco, and OVD providers. Indeed, as Comcast has observed, programming costs of Comcast, TWC, and Charter have increased, on average, by 54 percent in the last five years, and have outstripped both inflation and increases in cable rates.39  Charter’s real opportunity for cost savings post-transaction derives from its ability to provide a better service offering where Charter already has demonstrated success, and from its ability to provide more efficient local service and marketing through a more geographically rationalized local footprint. These cost savings—which will directly benefit consumers—are the same benefits that incumbent national and regional providers of advanced services already enjoy.

Nor could any petitioner reasonably claim the Divestiture Transactions will advantage Charter over its head-to-head competitors—e.g., Dish, DirecTV, AT&T, Verizon, CenturyLink—given that these competitors will continue to possess significantly greater scale than Charter. Indeed, Charter’s post-transaction share of MVPD customers will still be significantly lower than TWC’s current share. Viewed in this context, there is no reason to believe any theoretical scale impact on Charter’s programming costs would meaningfully—and certainly not improperly—improve its overall competitive position.

38 See Applications and Public Interest Statement 148, MB Docket No. 14-57 (filed Apr. 8, 2014) (“Comcast-TWC Public Interest Statement”); id. Ex. 5, Gregory L. Rosston & Michael D. Topper, An Economic Analysis of the Proposed Comcast – Time Warner Cable Transaction ¶¶ 179, 190-192 (Apr. 8, 2014) (“Rosston & Topper Decl.”) (collecting authority).

39 Comcast-TWC Public Interest Statement, supra, at 148-49; see also Rosston & Topper Decl. ¶ 194.

Moreover, whatever the merits or harms of volume discounts in the abstract—a practice that Charter opposes40—the Commission has made clear that transaction reviews are not the proper forum to address the issue.41 As the Commission has explained, “[a]n application for a transfer of control of Commission licenses is not an opportunity to correct any and all perceived imbalances in the industry. Those issues are best left to broader industry-wide proceedings.”42 And the Commission is currently considering a petition for rulemaking to ban or restrict volume discounts.43

Also wholly unsupported is petitioners’ argument that video programming vendors and content providers can simply “pass along” price decreases from some customers as price increases to others. Petitioners merely cite the expectations of NCTC,44 and an unsupported assertion from one economist that vendors may increase prices to smaller MVPDs to maintain a

40 See Comments of Cablevision Systems Corp. and Charter Commc’ns, Inc. 12-13, In re Amendment of the Commission’s Rules Related to Retransmission Consent, MB Docket No. 10-71 (filed June 26, 2014).

41 In re Applications of Comcast Corp., General Electric Co. & NBC Universal, Inc., Memorandum Opinion and Order, 26 FCC Rcd 4238, 4261-62 ¶ 56 (2011) (“Comcast-NBCU Order”).

42 In re General Motors Corp. & Hughes Electronics Corp., Memorandum Opinion and Order, 19 FCC Rcd 473, 534 ¶ 131 (2004) (“News Corp. -Hughes Order”); see also id. at 620 ¶ 343 (2004) (“[I]f the merged entity can secure larger volume discounts from suppliers, and then pass those lower costs through to consumers in the form of lower end-user prices, this likewise would constitute a public interest benefit that should be considered in balancing the potential harms and benefits of the proposed transaction.”).

43 See Mediacom Commc’ns Corp., Petition for Expedited Rulemaking, In re Petition for Rulemaking to Amend the Commission’s Rules Governing Practices of Video Programming Vendors, RM 11728 (filed July 21, 2014).

44 See ACA Comments, supra, Ex. B, Decl. of Rich Fickler ¶ 8 (Aug. 25, 2014) (“As a result of Comcast’s and Charter’s ability to pay less for programming, I expect the largest programming/media companies—which have significant bargaining leverage—will extract higher fees and more onerous terms and conditions from other MVPDs in the market and NCTC.”). Mr. Fickler claims “some programmers have stated their intention to make up lost revenues resulting from their negotiations with Comcast, TWC or others directly through their agreements with NCTC members and other small MVPDs.” Id. ¶ 9. Even if programmers so intend, however, this is not the same as being able to secure such concessions. As explained, the Divestiture Transactions will not impact the bargaining power of programming vendors or MVPDs relative to each other, and therefore such vendors should not have any greater ability to secure such concessions post-transaction.

revenue-growth story for Wall Street. But Drs. Rosston and Topper explain (in their Declaration supporting the Comcast-TWC transaction) that rational sellers will seek the best deal they can get from each buyer, regardless whether they charge other buyers less (or more).45

Similarly, Cincinnati Bell’s effort to secure conditions on Most Favored Nation (“MFN”) provisions in the Applicants’ agreements with input vendors addresses an industry-wide concern wholly untethered from these Transactions.46 Cincinnati Bell also ignores the public interest benefits of MFN clauses that the FCC has recognized. “[T]he existence of [MFN] clauses in many programming contracts . . . eliminates cable operators’ ability to free ride on other MVPDs’ paying for the fixed costs of creating programming.”47 That is, “the ubiquity of so-called most-favored-nation clauses in programming contracts resolves this free-rider problem

45 Rosston & Topper Decl. ¶ 198 (“Content providers negotiate to get the best deal they can get from each MVPD. If one pays less, there is no fundamental reason that others would or could be charged more. Programming fees are not a zero-sum game with the programmer getting a fixed amount overall. Nor is there any basis to assume that content providers are ‘leaving money on the table’ by agreeing to a lower amount from other MVPDs today than they can get.”).

46 Cincinnati Bell’s effort to secure a condition requiring the Parties to make all retail pricing uniform throughout a DMA is entirely unjustified. As Cincinnati Bell concedes, that condition would violate both the Communications Act and Commission rules, which terminate any such obligation upon a finding of “effective competition.” See In re Applications of Comcast Corp., Time Warner Cable Inc., Charter Communications, Inc., and SpinCo for Consent to Transfer Control of Licenses and Authorizations, Comments of Cincinnati Bell and Extended Territories 13, MB Docket No. 14-57 (filed Aug. 25, 2014) (citing 47 C.F.R. §§76.905-76.906, 76.921, 76.984). And, as it further concedes: (i) the Commission has granted several hundred petitions finding effective competition in franchise areas covered by the Parties; and (ii) the Commission ordinarily could not grant the requested relief without reversing each of those decisions and recertifying each LFA to regulate rates. Id. (citing 47 C.F.R. § 76.906). Nevertheless, citing concerns about its own ability to match the Parties’ pricing, Cincinnati Bell argues for a condition that would accomplish a massive reversal of Commission precedent in one fell swoop. As explained above, because the Transactions do not decrease competition in any service territory, and because Cincinnati Bell’s concerns quite clearly relate to pre-existing industry-wide concerns, the Commission should reject this condition.

47 In re Commission’s Cable Horizontal & Vertical Ownership Limits, Fourth Report and Order and Further Notice of Proposed Rulemaking, 23 FCC Rcd 2134, 2150 ¶ 33 (2008), order vacated on other grounds by Comcast Corp. v. FCC, 579 F.3d 1 (D.C. Cir. 2009).

and protects the cable operator who initially purchases the programming from opportunism on the part of the programmer and other operators.”48

The Commission also should reject arguments that Charter’s post-transaction growth will encourage it to command higher programming fees from competing MVPDs.49 Charter does not manage, own, or control national programming and commands no programming fees. While petitioners correctly observe that individuals with interests in Charter also have interests in programming assets, they fail to explain why Charter’s post-transaction growth would impact decision-making of these independent programming vendors. Nor do they explain why existing program access rules would not suffice to prevent discriminatory programming behavior post-transaction.

III.	PETITIONERS’ CONCERNS ABOUT GREATLAND’S INDEPENDENCE FROM CHARTER AND COMCAST REFLECT A FUNDAMENTAL MISUNDERSTANDING OF THE SPINCO TRANSACTION.

Contrary to a few commenters’ claims,50 GreatLand will be independent from Charter and Comcast, and competition among them will not be affected by the Divestiture Transactions. As an initial matter, GreatLand will be physically incapable of competing with either Comcast or Charter because, as discussed above, the providers’ post-transaction cable systems will not overlap, and the Transactions will have no impact on the Applicants’ incentives to compete with

48 In re Commission’s Cable Horizontal & Vertical Ownership Limits, Second Further Notice of Proposed Rulemaking, 20 FCC Rcd 9374, 9425 ¶ 97 n.342 (2005).

49 See, e.g., ACA Comment, supra, at iii; [Horry Telephone Cooperative, Inc.’s] Petition to Condition Assignment or Transfer of Control of Licenses and Authorizations 1-2, MB Docket No. 14-57 (filed Aug. 25, 2014) (requesting that the Commission condition approval of the transaction on Charter committing to offer small or rural MVPDs with 200,000 subscribers or less video programming at MFN pricing for at least ten years).

50 WGAW Petition, supra, at 60; Comments of American Community Television & Southeast Ass’n of Telecommunications Officers & Advisors 20-23, MB Docket No. 14-57 (filed Aug. 25, 2014) (“ACT comments”).

each other via builds or over-the-top services in the future. Additionally, Comcast will have no ownership interest in, management of, or control of GreatLand after the SpinCo Transaction is closed and, for the first eight years thereafter, it will be prohibited from owning more than 1 percent of GreatLand’s shares. While Charter will hold an attributable interest in GreatLand, two-thirds of GreatLand’s board of directors will be independent and in control of all management decisions.51

Nor does the SA between GreatLand and Charter in any way give Charter control of GreatLand. A decision by GreatLand to use services under the SA does not affect day-to-day management of GreatLand, and any services provided pursuant to the SA will be subject to the authority and direction of GreatLand’s executive team and its board of directors. GreatLand therefore is independent of both Charter and Comcast, and no aspect of GreatLand’s ownership structure raises public interest concerns.

IV.	CHARTER SUPPORTS LOCALISM AND PUBLIC, EDUCATIONAL, AND GOVERNMENT ACCESS CHANNELS, NEITHER OF WHICH WILL SUFFER ANY HARM AS A RESULT OF THE DIVESTITURE TRANSACTIONS.

Charter supports PEG and has always complied with the Commission’s regulations designed to protect it. These Transactions present no reason to invent and selectively apply new PEG requirements to the Applicants. For instance, certain petitioners request that Charter and GreatLand permit PEG funding to be used for both capital and operational purposes, without an offset against franchise revenues. While these entities allege that such a policy would make it

51 ACT speculates that Charter will seek to acquire GreatLand in the next two to four years, and that this will result in Comcast shareholders’ becoming “significant owners” of Charter. See id. at 21. If Charter or any other company wishes to acquire GreatLand in the future, the Commission will have an opportunity to weigh the public interest benefits and harms of that transaction, including any of ACT’s concerns. Moreover, Charter is prohibited from increasing its stake in GreatLand for the first two years following the closing of the spin-off and, absent approval from GreatLand’s non-Charter appointed directors or its non-Charter shareholders, from owning more than 49 percent of the company for the first four years following the closing. In all events, the suggestion that the post-transaction shareholders of Comcast will be the same shareholders of Comcast in two to four years is entirely speculative.

easier for PEG programmers to operate, they do not even attempt to relate this request to the Divestiture Transactions. Further, the distinction between capital and operational PEG funding is imposed by a federal statute, see 47 U.S.C. § 542(g)(2)(c), which the Commission obviously cannot modify. 52

Similarly, any justification for imposing conditions that match—or even exceed—the PEG-related conditions in the Comcast-NBCUniversal transaction does not apply here. In the Comcast-NBCUniversal transaction, the Commission imposed PEG-related conditions based on the transaction-specific concern that “the increased inventory of programming content and broadcast outlets that the combined entity would own or control poses a threat to . . . PEG programming, because Comcast-[NBCUniversal] would have the incentive to use its available channels, including those occupied by PEG channels, for its affiliated programming.”53  Because neither Charter nor GreatLand will own any national content and both will have only de minimis regional content after these Transactions, no such concern exists here.

The Commission should also reject petitioners’ suggestion to force Charter to treat PEG identically to broadcast television. The Commission has never imposed such requirements on Charter’s competitors, and aside from general concerns about PEG’s viability, petitioners do not advance any rationale to impose them on Charter. Further, such treatment is unnecessary to advance the public interest. PEG has long survived without being available on Video On Demand, and requiring Charter to offer all PEG on Video On Demand would consume

52 Notably, the National Association of Telecommunications Officers and Advisors (NATOA) notes that “[r]emoving the restrictions on the use of PEG funds was recently endorsed by the United States Conference of mayors and the California State Legislature.” Comments of the National Ass’n of Telecomms. Officers and Advisors 5, MB Docket No. 14-57 (filed Aug. 25, 2014). NATOA cites a press release that endorses repeal of the portion of 47 U.S.C. § 542 distinguishing between operational and capital expenses. See id. at 5 n.11. Whatever the merits of this proposal, it is beyond the power of the Commission.

53 Comcast-NBCU Order, 26 FCC Rcd at 4324 ¶ 208.

significant bandwidth. Petitioners do not explain why the Commission’s current PEG regulations are insufficient to protect PEG while simultaneously allowing flexibility for MVPDs.54

V.	LFA CONCERNS WITH THE INFORMATION RECEIVED REGARDING CHARTER AND GREATLAND ARE UNJUSTIFIED AND IRRELEVANT TO THE COMMISSION’S PUBLIC INTEREST ANALYSIS.

A.	Concerns Raised By LFAs Are Being Fully Addressed In Separate Proceedings Before Those LFAs—The Commission Therefore Need Not Consider Them Here.

The Applicants have provided extensive information demonstrating GreatLand’s and Charter’s qualifications to own and operate acquired systems, and, at the request of certain communities, they will continue to provide information in response to reasonable requests.55  The Applicants will also continue honoring prior commitments to provide LFAs and their consultants with additional information addressing an extensive range of information that will leave no question regarding the companies’ qualifications. There is no reason for the Commission to intervene under these circumstances. As it previously has recognized: “It would

54 Equally unjustified are the City of Eagan’s requests that the Commission condition approval on, among other things: (i) the restoration of local rate making authority, (ii) the disillusion of effective competition findings, and (iii) a stipulation from the parties that municipalities retain authority of local “Rights of Way.” Comments of the City of Eagan, Minnesota at unnumbered page 9, MB Docket No. 14-57 (filed Aug. 25, 2014) (“City of Eagan Comments”). The City offers no justification for this laundry list of conditions beyond the simple assertion that they are “not unreasonable.” And the Commission has previously declined, in the context of reviewing a merger, to reverse itself with respect to even an individual finding of effective competition—let alone to reverse itself with respect to dozens of such findings whole cloth. Instead, the burden remains with an LFA, following the merger, “to file for recertification with the Commission should it believe that the competitive circumstances have changed and the finding of effective competition is no longer warranted.” In re News Corp. & DirecTV Group, Inc., Memorandum Opinion and Order, 23 FCC Rcd 3265, 3289 ¶ 52 n.160 (2008). The aggressive regulatory intervention advocated by the City of Eagan is also generally inconsistent with both the deregulatory purposes animating of the Communications Act and the Commission’s policy goals.

55 See, e.g., Letter from Thomas L. Grundhoefer, League of Minnesota Cities, to Marlene H. Dortch, Secretary, MB Docket No. 14-57 (filed Aug. 25, 2014); City of Eagan Comments, supra.

be inefficient and impractical for the Commission to referee all the disputes that may arise from the numerous LFA reviews required by these transactions.”56

In any event, concerns about the financial qualifications of either Charter or GreatLand are unfounded.57 Charter is a Fortune 400 company with over $17 billion of market capitalization, $9 billion of sales, and positive free cash flow. It is a regular issuer in the debt capital markets and has proven and ready access to financing. More than 6.1 million residential and business customers now trust Charter to provide video services, Internet services, and voice services. The company operates in 29 states, employs approximately 23,000 people, and has one of the fastest growth rates amongst its peers and competitors. It has added over 6,000 employees in the past two years alone to accommodate its growth and improve its service offering in its current footprint. There is no question that Charter is financially qualified.58

Nor do petitioners have reason to doubt that GreatLand will be a viable cable provider. GreatLand’s board of directors and senior management will be comprised of cable industry veterans, and GreatLand will be more than adequately capitalized to ensure the delivery of high-

56 Adelphia Order, 21 FCC Rcd at 8248 ¶ 95.

57 See In re Stanford Springel as Chapter 11 Trustee for the Bankruptcy Estate of Innovative Communication Corp., Order, 24 FCC Rcd 14,360, 14,367-68 ¶¶ 15-17 (2009) (rejecting claim that transferee was not financially qualified, where, among other things, transferee planned to “work with existing [transferor] management,” who had “the expertise and experience necessary to maintain and improve” service; where transferee stated its intent “to seek and retain additional senior management with substantial telecommunications experience”; and where “[t]he record demonstrate[d] that [transferee] [was] committed to stabilizing” and investing in infrastructure).

58 In re Frontier Communications Corp. & Verizon Communications Inc., Memorandum Opinion and Order, 25 FCC Rcd 5972, 5981 ¶ 19 (2010) (“Although the Commission has a responsibility to consider the financial qualifications of the transferee, it is not the Commission’s role to substitute its business judgment for that of the applicants or the market.”); see also id. at 5982 ¶ 21 (“Beyond the ordinary and largely unpredictable market risks that accompany any business transaction, there is no specific reason to think that this transaction is financially unsound. Moreover, it is not in Frontier’s interest to enter into a deal that is premised on overly optimistic financial assumptions or that is likely to cause financial distress or bankruptcy; buyers have substantial incentives to avoid entering into transactions likely to lead to financial distress.”).

quality, reliable service. GreatLand will have equity outstanding in the form of common stock (expected to trade on the NASDAQ exchange); the Transactions place an estimated $5 billion of initial equity capitalization on GreatLand. Charter will own approximately one-third of this stock, and the remainder will be owned by public shareholders including blue-chip institutional investors. Additionally, GreatLand anticipates raising approximately $7.8 billion in debt to close the SpinCo transaction. The Applicants also do not anticipate GreatLand’s pro forma revenue of $4.47 billion in 2013 changing at closing, as that revenue is 100 percent tied to the transferred markets, and there is no plan for a wholesale change-out of customer products and pricing. Finally, as discussed below, a transition plan with Comcast and the three-year SA with Charter will further guarantee the delivery of service residents have come to expect.59

B.	Concerns Regarding Post-Transaction Operations Of Legacy Systems Are Misplaced.

Any broader concerns about GreatLand’s operational capabilities easily can be put to rest. As an initial matter, consistent with industry practices for sales of regional cable systems, Comcast will provide a comprehensive set of transition services to GreatLand for approximately one year involving Comcast’s national facilities, assets, and resources. The transition services are designed to allow GreatLand sufficient time to become the service provider of these services in a manner that substantially minimizes customer disruption. Management of all three companies has significant experience in administering transition services. And, per its

59 MACTA argues that “debt services and other increased costs expected to be incurred as a direct result of these transactions” warrant imposing on the Parties a “rate increase moratorium” for at least two years, followed by a condition requiring that price increases for three more years be tied to the CPI in the market in which the parties operate. MACTA Comments, supra, at unnumbered page 3. As support for this condition, MACTA cites “past history” and “unknown debt and acquisition costs.” Id. Consistent with prior transactions, the Commission should reject this condition as wholly unsupported. See Adelphia Order, 21 FCC Rcd at 8243-44 ¶¶ 84-86 & n.292 (rejecting as insufficiently supported assertions that “Time Warner likely would raise its cable rates in order to pay down the debt incurred by the transactions”).

obligations under the SA, Charter will offer day-to-day transition and integration activities to GreatLand.

Post-transaction, legacy Comcast customers will keep their current phone numbers and continue to receive emails sent to their Comcast accounts. Customers will not need to return any customer premises equipment at closing or as a result of these transactions. GreatLand will rely on Comcast for transition services for the X1 platform and home security for an extended period. Changes to user interfaces on set-top boxes, mobile applications and self-service portals will be implemented in a way to automate as much as possible and minimize any inconvenience to customers.

For a limited period after closing, GreatLand will sell Comcast services under the transition services agreement. Subject to the direction of its management, GreatLand will then transition customers to the “Spectrum” product suite, to be marketed with Charter as a cobranded product name. The Spectrum brand typically offers customers over 200 HD channels, VOD on every residential outlet with a deep library of on demand choices, a minimum Internet offering of 60 Mbps as well as a 100 Mbps tier, and a free TV app allowing customers to watch over 130 live TV channels on their mobile devices. It will also soon include an IP cloud-based user interface with a guide designed to significantly improve television search and discovery functionality.

VI.	RESIDENTS IN UNDERSERVED COMMUNITIES WILL BENEFIT FROM THE TRANSACTIONS.

In light of the synergies and other benefits flowing from the Divestiture Transactions, Charter intends to launch a program following the closing of the Divestiture Transactions that offers low-cost broadband service to low-income families. Charter looks forward to working with interested stakeholders as it designs this program. GreatLand will continue to offer Internet Essentials and, over time, may make changes to properly serve this important constituency. 60

VII.	CHARTER AND GREATLAND SUPPORT AN OPEN INTERNET AND THERE IS NO JUSTIFICATION FOR IMPOSING NET-NEUTRALITY CONDITIONS.

The Commission should not extend the net-neutrality condition imposed on Comcast in its NBCU transaction to Charter and GreatLand, contrary to certain claims.61 Charter and GreatLand are committed to maintaining an open Internet. Charter does not block or discriminate among lawful content except for reasonable network management, nor does it have any history of doing so. Charter also does not impose data caps or use usage-based pricing. GreatLand, which obviously can have no history of discriminatory treatment, is being led by cable industry veterans who are equally committed to maintaining an open Internet. Both Charter and GreatLand will necessarily be bound by the outcome of the Commission’s rulemaking on maintaining an open Internet.

No basis exists for imposing different or additional conditions on Charter and GreatLand in this proceeding. In Comcast-NBCUniversal, the Commission imposed net-neutrality conditions only because of the “particular transaction-related harms that arise from the increased risk that Comcast will engage in blocking or discrimination” due to an “incentive to discriminate against unaffiliated content and distributors” from its “acquisition of additional programming content that may be delivered via the Internet.”62 In contrast, the Divestiture Transactions

60 The conditions proposed by Los Angeles and other counties are not tailored to anticipated impacts of the Divestiture Transactions specifically, but rather to broader concerns with existing, industry-wide difficulties in assuring that all communities have access to affordable Internet services. See LA County Petition, supra, at 28-30. Especially considering Applicants’ willingness to shoulder a significant burden in what should be a collective effort to overcome those difficulties, the Commission should not impose on them even greater burdens without conducting an independent analysis in an industry-wide proceeding.

61 See, e.g., WGAW Petition, supra; LA County Petition, supra.

62 Comcast-NBCU Order, 26 FCC Rcd at 4275 ¶ 93.

involve no acquisition of national programming and only de minimis acquisition of regional programming. The Transactions thus in no way affect Charter’s or GreatLand’s incentive or ability to discriminate. Imposing net-neutrality conditions on Charter or GreatLand in this proceeding would be entirely unmoored from any transaction-specific harm and would fly in the face of Commission precedent.63

VIII.	ZOOM’S ALLEGATIONS REGARDING CHARTER’S MODEM POLICIES ARE MERITLESS AND UNRELATED TO THE DIVESTITURE TRANSACTIONS.

Zoom’s contention that Charter’s policies regarding third-party modems violate the Commission’s regulations is not transaction-specific and, in any event, is meritless. Zoom attempts to tie its dispute to transaction-based harm only by arguing that Charter’s modem policies will have a larger effect on Zoom once Charter grows larger. By that logic, however, any allegation of a preexisting harm would be transaction-specific, on the theory that the transaction would cause the “offender” to grow. Such allegations have never been sufficient for the Commission to characterize a harm as transaction-specific. For instance, the Commission has repeatedly declined to impose conditions related to handset exclusivity arrangements as part of cell phone-related mergers, even though the concerns associated with such arrangements would increase as entities grew larger.64

63 Moreover, to the extent commenters’ concerns lie in practices involving Internet interconnection (as opposed to the last mile), neither Charter nor GreatLand are backbone providers or Tier 1 ISPs. It would make no sense to impose greater controls on these companies than the integrated backbone and Tier 1 providers who are not parties to this proceeding.

64 See, e.g., In re Application of Cellco Partnership d/b/a Verizon and Atlantis Holdings, LLC, Memorandum Opinion and Order and Declaratory Ruling, 23 FCC Rcd 17,444, 14,526-28 ¶¶ 182-185 (2008) (rejecting commenters’ “concern that the transaction will result in a large increase in the merged entity’s alleged monopsony power to purchase handsets” and finding that “the commenters’ proposed conditions prohibiting exclusive handset contracts are not narrowly tailored to prevent a transaction-specific harm and are more appropriate for a rulemaking proceeding where all interested parties have an opportunity to file comments”); In re Application of Cellco Partnership d/b/a Verizon and Atlantis Holdings, LLC, Order on Reconsideration, 27 FCC Rcd 16,444, 16,454 ¶ 26 & nn.74-75 (2012) (collecting numerous cases).

In any case, Zoom is simply wrong that Charter’s third-party modem policies violate the Commission’s rules. First, contrary to Zoom’s contentions, Charter’s practice of not charging a modem rental fee to consumers as part of its Internet access does not violate 47 C.F.R. § 76.1206.65 That regulation states: “Multichannel video programming distributors offering navigation devices subject to the provisions of § 76.923 for sale or lease directly to subscribers, shall adhere to the standards reflected therein relating to rates for equipment and installation and shall separately state the charges to consumers for such services and equipment.” As Zoom acknowledges in its Petition, cable modems are not “subject to the provisions of § 76.923.”66 Thus, section 76.1206 does not apply to cable modems.

In an effort to defeat this straightforward language, Zoom offers a tortured reading of section 76.1206. According to Zoom, “subject to the provisions of § 76.923” modifies the entire phrase “Multichannel programming distributors offering navigation devices,” rather than the phrase “navigation devices” standing alone. Thus, argues Zoom, so long as an MVPD offering navigation devices is “subject to the provisions of § 76.923,” all navigation devices produced by that MVPD are subject to regulation under section 76.1206, even if the device at issue is not

65 Zoom argues at length that Charter’s practices violate Sections 629 and 706 of the Communications Act. See Petition to Deny or in the Alternative for Conditional Grant, MB Docket No. 14-57 (filed Aug. 25, 2014) (“Zoom Petition”). But those provisions simply direct the Commission to enact regulations. See 47 U.S.C. § 549(a) (directing the Commission to “adopt regulations”); id. § 1302(a) (directing the Commission to “encourage the deployment” of “advanced telecommunications capability;”); id. § 1302(b) (directing the Commission to “initiate a notice of inquiry”). Thus, they do not carry independent legal force over and above the Commission’s regulations. See Reynolds v. United States, 132 S. Ct. 975, 978 (2012) (statute stating that “[t]he Attorney General shall have the authority to specify the applicability of” certain provisions that did not apply until the Attorney General promulgated a Rule (quotation marks omitted) (bracket in original)); Sweet v. Sheahan, 235 F.3d 80, 86-87 (2d Cir. 2000) (statute stated that “[n]ot later than 2 years after October 28, 1992, the Secretary [of HUD] and the Administrator of the [EPA] shall promulgate regulations under this section for the disclosure of lead-based paint hazards in target housing which is offered for sale or lease;” court held that statute did not impose obligation until regulations became effective (quotation marks omitted) (alterations original)).

66 Zoom Petition, supra, at 19 (quotation marks omitted).

itself covered by section 76.923. However, the immediately subsequent phrase is “for sale or lease directly to subscribers.” Zoom’s reading would therefore mean that section 76.1206 applies only to “Multichannel video programming distributors . . . for sale or lease directly to subscribers.” That is of course nonsensical and, in any event, makes the regulation inapplicable here.67

Similarly, Zoom’s arguments about consumer harm are misplaced; Charter’s policy of not charging for modems benefits consumers because it saves them money. It is simply not true that Charter’s broadband service costs more because it offers modems for free. To the contrary, Charter’s broadband services are less expensive than the services of comparable speeds offered by its competitors and peers. Charter’s base tier of 60 Mbps is offered at a promotional triple play price of $29.99 and a rack rate of no more than $59.99, including the modem. AT&T, CenturyLink, Verizon, Comcast, SuddenLink, Cox, and TWC each charge more for comparable speeds and then charge an additional $4.99-$12.00 per month modem rental fee. Clearly, consumers are not financially disadvantaged by Charter’s offering of a free modem.

Nor is there anything illogical, as Zoom suggests, about the Commission’s permitting cable providers to offer free cable modems. It is perfectly consistent to allow providers to offer free modems so that consumers benefit from lower prices, while simultaneously enabling third parties to compete at retail by offering equipment with different features. Indeed, this is precisely what occurs with remotes: cable providers are permitted to provide universal remotes for free with service, but third parties can sell other remotes at retail. Zoom’s Petition sets forth

67 Zoom’s contention is also inconsistent with other Commission regulations and policies. For instance, the Commission “adopt[ed] a rule that requires cable operators to reduce the price of packages that include set-top box rentals by the cost of a set-top box rental for customers who use retail devices.” In re Implementation of Section 304 of the Telecommunications Act of 1996, Third Report and Order on Reconsideration, 25 FCC Rcd 14,657, 14,668 ¶ 19 (2010). This rule, which does not apply to cable modems, would have been superfluous if Zoom’s interpretation of § 76.1206 were correct.

several capabilities that are absent from Charter’s modem;68 if its Petition is accurate, then Zoom can compete with Charter by selling modems with those capabilities at retail.

Also incorrect is Zoom’s accusation regarding Charter’s alleged refusal to permit consumers to use Zoom modems on Charter’s network. To begin with, Charter has not prohibited the use of Zoom modems on its network. While Charter’s website lists several cable modems as “compliant,”69 and Zoom’s modems are not on that list, that list is a “white list” of modems certified as capable of delivering Charter’s advertised speeds without harm to Charter’s network. Charter has allowed customers to use non-white-listed modems, although, as Charter indicates on its website, “[d]evices identified as not compliant may be subject to intermittent or no service” due to such devices’ limitations.70 Subscribers using non-compliant modems may not receive Charter’s advertised speeds or the quality of Internet service they expect.

In the near future, Charter is going to change this policy and institute a certification process that allows customers to use only certified modems on Charter’s network. During Charter’s rapid improvement program in 2012, Charter discovered not only that non-conforming retail devices were often unable to deliver Charter’s promised speeds, but the prevalence of such devices was delaying service upgrades and causing harm to the network. For consumers to enjoy upgrades in network speed and other features, customer premises equipment often requires software updates even if the equipment has been previously tested and is theoretically capable of higher performance levels.71 It took Charter months of testing all the retail modems before it

68 Zoom Petition, supra, at 7.

69 See http://www.myaccount.charter.com/customers/support.aspx?supportarticleid=2623.

70 Id.

71 Zoom describes the DOCSIS certification and Underwriters Laboratories fire safety testing applied to modems, see Zoom Petition, supra, at 9-11, but omits a critical fact: manufacturers of DOCSIS modems start from the same  specification and a Broadcom or Intel chip, but not every manufacturer implements all features or implements features in the same way. As a result, operating Internet service with a wide array of equipment requires testing and tracking code and firmware for all models on the plant. To ensure that a device will boot and support upgraded service, the operator must run regression testing on the wide variety of modems in use each time an operator makes a change in service in order to identify device problems and arrange for firmware and software updates to the devices.

could identify device problems and boost speeds. Charter found some manufacturers were simply unwilling to update their firmware in order to support Charter’s upgraded service and faster speeds. Other manufacturers were out of business.

Furthermore, when Charter migrated to DOCSIS 3.0 (“D3”), it found additional problems with older modems. D3 modems deliver the high speeds Charter advertises, and they alleviate network congestion by spreading data across more than one QAM. 72 Although older modems could function at some level, they did not deliver appropriate speeds and they did not spread data across more than one QAM, thereby harming the network by consuming more bandwidth and more network capacity.73 Accordingly, consistent with the Commission’s rules, Charter’s certification process will ensure that all modems on its network deliver the speeds Charter advertises (and the customer purchases) and do not harm the network.74 This certification process will be open to all manufacturers, and Charter is already working with Zoom on the certification of its modems.

72 Digital cable systems typically modulate signals for transmission using Quadrature Amplitude Modulation (QAM), and allocate bandwidth by QAM channels.

73 DOCSIS 3.0 (D3) produces approximately a 20% gain in network efficiency. DOCSIS 2 (D2) modems can operate on D3 plant, but in Charter’s experience when a CMTS tries to balance the D2 load, the D2 modem does not share channels as efficiently as D3. D1.0-1.1 modems consume their own channel that could otherwise be shared.

74 See 47 CFR § 76.1203.

CONCLUSION

For the foregoing reasons, the Commission should approve the Divestiture Transactions without conditions sought by petitioners.

CHARTER COMMUNICATIONS, INC.
/s/ Catherine C. Bohigian
Catherine C. Bohigian
Executive Vice President, Government Affairs

MIDWEST CABLE LLC
/s/ Leonard J. Baxt
Leonard J. Baxt
Its authorized agent and, post-closing, the Executive Vice President, Chief Administrative Officer and Chief Legal Officer

CERTIFICATE OF SERVICE

I, Mary E. Gulden, hereby certify that on September 23, 2014, I caused true and correct copies of the foregoing Reply to Comments and Opposition to Petitions to Deny to be served on the following by U.S. First-Class Mail or electronically as noted below:

Delara Derakhshani George Slover Consumers Union 1101 17th Street, NW Suite 500 Washington, DC 20036	Todd O’Boyle Common Cause 1133 19th Street, NW 9th Floor Washington, DC 20007

Ellen Stutzman Writers Guild of America, West, Inc. 7000 West Third Street Los Angeles, CA 90048	Casey Rae Future of Music Coalition 1615 L Street, NW Suite 520 Washington, DC 20036

Regina Brown-Wilson California Black Media 1809 S Street Suite 101-226 Sacramento, CA 95811	John Bergmayer Jodie Griffin Aalok Mehta Laura Moy Public Knowledge 1818 N Street, NW Suite 410 Washington, DC 20036

Sarah Morris Open Technology Institute New America Foundation 1899 L Street, NW – 4th Floor Washington, DC 20036	Genevieve Morelli Micah M. Caldwell ITTA 1101 Vermont Avenue, NW Suite 501 Washington, DC 20005

Glenn B. Manishin Troutman Sanders LLP 401 9th Street, NW, Suite 1000 Washington, DC 20004	Mary C. Albert COMPTEL 1200 G Street, NW, Suite 350 Washington, DC 20005

Outside Counsel for Sports Fan Coalition

Dr. Mark Cooper Consumer Federation of America 1620 I Street, NW Suite 200 Washington, DC 20006	Paul S. Goodman The Greenlining Institute 1918 University Avenue Second Floor Berkeley, CA 94704

Joseph G. Donahue, Esq. Preti Flaherty Beliveau & Pachios LLP 45 Memorial Circle P.O. Box 1058 Augusta, ME 04332-1058	Donald L. Herman, Jr. Robin E. Tuttle Susan C. Goldhar Ornstein Herman & Whiteaker, LLC 3204 Tower Oaks Blvd. Suite 180 Rockville, MD 20852

Outside Counsel for Maine RLECs- Lincolnville Networks, Inc., Tidewater Telecom, Inc., Oxford Telephone Company, Oxford West Telephone Company, and UniTel, Inc.	Outside Counsel for Horry Telephone Cooperative, Inc.

S. Derek Turner Matthew F. Wood Free Press 1025 Connecticut Avenue, NW Suite 1110 Washington, DC 20036	Elan Feldman 1050 NW 21st Street Miami, FL 33127

Jose Aquino TVC United States, Inc 444 W. Rialto Avenue Suite C San Bernardino, CA 92401	Joseph Van Eaton Gail A. Karish Matthew K. Schettenhelm Joshua Nelson Best Best & Krieger LLP 2000 Pennsylvania Avenue, NW Suite 4300 Washington, DC 20006

Outside Counsel for Los Angeles County, California; Montgomery County, Maryland; the City of Portland, Oregon; and the Ramsey-Washington Counties (MN) Suburban Cable Communications Commission

Clifford M. Harrington Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW Washington, DC 20037	Michael Saperstein Frontier Communications Corporation 2300 N Street, NW, Suite 710 Washington, DC 20037

Outside Counsel for Sinclair Broadcast Group, Inc.

Eric J. Branfman Joshua M. Bobeck Danielle Burt Bingham McCutchen LLP 2020 K Street, NW Washington, D.C. 20006	Andrew Jay Schwartzman 600 New Jersey Avenue, NW Room 312 Washington, DC 20001

Outside Counsel for RCN Telecom Services, LLC, Grande Communications Networks, LLC and Choice Cable TV of Puerto Rico	Outside Counsel for Zoom Telephonics, Inc.

Jill Canfield NTCA – The Rural Broadband Association 4121 Wilson Boulevard, Suite 1000 Arlington, VA 22203	Robert M. Cooper James P. Denvir Richard A. Feinstein Hershel A. Wancjer Nicholas A. Widnell Martha L. Goodman Boies, Schiller & Flexner LLP 5301 Wisconsin Avenue, NW

Washington, DC 20015 Outside Counsel for Cogent Communications Group, Inc.

Michael Norton WeatherNation TV, Inc. 8101 East Prentice Avenue Suite 700 Greenwood Village, CO 80111	Pantelis Michalopoulos Stephanie A. Roy Steptoe & Johnson LLP 1330 Connecticut Avenue, NW Washington, DC 20036

Outside Counsel for DISH Network Corporation

Timothy W. Wright III Quintairos, Prieto, Wood & Boyer, P.A. 180 N. Stetson Avenue Suite 4525 Chicago, IL 60601	Markham C. Erickson Erik Stallman Damon J. Kalt Andrew W. Guhr Steptoe & Johnson LLP 1330 Connecticut Avenue, NW Washington, DC 20036

Outside Counsel for My Christian TV Eden, Inc.	Outside Counsel for Netflix, Inc.

Marcia Glauberman Media Bureau Marcia.Glauberman@fcc.gov	William Dever Wireline Competition Bureau William.Dever@fcc.gov

Jim Bird Office of the General Counsel TransactionTeam@fcc.gov	Vanessa Lemmé Media Bureau Vanessa.Lemme@fcc.gov

Best Copy and Printing, Inc. fcc@bcpiweb.com

/s/ Mary E. Gulden
Mary E. Gulden
Jenner & Block LLP

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1,

2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.